FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2004


                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Areos Street
                              Vouliagmeni, GR 16671
                                 Athens, Greece

                    (Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F _X_ Form 40-F ___

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes ___ No _X_

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

    Attached hereto as Exhibit 99.1 are the Amended and Restated ByLaws of Stelmar Shipping Ltd.(the "Company"), as adopted by the Board of Directors of the Company on May 27, 2004. Substantive amendments are contained in Article II, Sections 2, 3 and 7, and Article III, Sections 3 and 5.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              STELMAR SHIPPING LTD.
                                  (registrant)




Dated:  May 31, 2004                            By: /s/ Olga Lambrianidou
                                                   -----------------------
                                                Name:  Olga Lambrianidou
                                                Title: Corporate Secretary